Filed by Galaxy Digital Holdings Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BitGo Holdings, Inc.

(Commission File No.: 132-02843)

The following are portions of an edited transcript of the Galaxy Digital First Quarter 2022 Earnings Call held on May 9, 2022.

Chris Ferraro (Co-President): Finally, I'd like to provide an update on some of the product and strategic efforts Mike Belshe and his team at BitGo have been focused on. BitGo team has been broadly focused on three strategic partners. One, aggressively adding additional chain support, two, continuing to focus on the developer layer to ensure they remain the premier source for building Web three applications, and three, bridging the custodial gap to define Web three application components with an eye on bringing these features to the institutional market.

Within that strategic roadmap, BitGo has had some significant product launches within the quarter which keeps the BitGo institutional grade products as a premier choice for both developers and solutions. Among other innovations, the team launched multi-sig wallets, integrated with MetaMask institutional support, making BitGo the first qualified custodian to allow wallets to link to MetaMask. Installing for a major need among institutions, BitGo also launched 24/7 custodial withdrawals, making BitGo the first and only digital asset qualified custodian, where clients can trade out cold storage 24/7 with a four hour SLA, allowing them to move with the crypto market, which, as we know never closes.

BitGo continue to grow their prime services offering, launching a crypto based loan servicing product and growing the business $100 million in notional loan servicing in the first quarter. And last but not least, BitGo announced their first developer conference which will take place in late September this year, continuing their developer centric model. BitGo has continually to -- continue to rapidly hire to meet the growing needs of their clients, increasing its headcount over 300 employees at the end of the first quarter, with over 50% of headcount dedicated to the engineering division.

Moreover, to support BitGo's international expansion efforts, approximately 20% of all BitGo employees sit outside of the US which plays well into Galaxies ambitions for international expansion, a key element in our strategic acquisition of the BitGo technology and team. BitGo ended the quarter at over $40 billion of AUC, a decrease versus the previous quarter, but consistent with broader crypto market price declines.

No Offer or Solicitation

In connection with the proposed reorganization and combination with BitGo, the Company has filed a registration statement, including a management information circular/prospectus and a consent solicitation statement/prospectus, with the SEC, which has not yet become effective. GALAXY AND BITGO SHAREHOLDERS ARE ADVISED TO READ THE FINAL VERSIONS OF SUCH DOCUMENTS, WHEN AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain a free copy of the registration statement (including the management information circular/prospectus and the consent solicitation statement/prospectus) and any other relevant documents from the SEC's website at http://www.sec.gov. Copies of the final versions of such documents can also be obtained, when available, without charge, via Galaxy Digital’s investor relations website: https://investor.galaxydigital.io.

The proposed reorganization and domestication is subject to approval by shareholders of the Company and applicable regulatory authorities, including the Toronto Stock Exchange. The Company anticipates holding a shareholder meeting to seek approval following the effectiveness of the registration statement, and further details will be included in the management information circular to be mailed to shareholders and posted on the Company's SEDAR profile at www.sedar.com.

This release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the proposed transactions. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

The information in this communication may contain "forward-looking information" under Canadian securities laws and/or other forward-looking statements (collectively, "forward-looking statements"). Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future and the timing and completion of the proposed reorganization and domestication. Statements that are not historical facts, including statements about the proposed reorganization and domestication and other transactions discussed in the registration statement (the “transactions”), and the parties, perspectives and expectations, are forward-looking statements. In addition, any statements that refer to estimates, projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, for example, statements about our ability to complete the transactions or our expectations around the performance of our business, including our financial performance, following the transactions. The forward-looking statements contained in this communication are based on our current expectations and beliefs concerning future developments and their potential effects on us taking into account information currently available to us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the failure to consummate the transactions; (2) the possibility that the terms and conditions set forth in any definitive agreements with respect to the transactions may differ materially from the terms and conditions set forth herein; (3) the outcome of any legal proceedings that may be instituted following the transactions and any definitive agreements with respect thereto; (4) the inability to complete the transactions due to the failure to satisfy conditions to closing in the definitive agreements with respect to the transactions including in respect of shareholder, regulatory and stock exchange approvals; (5) changes to the proposed structure of the transactions that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the transactions; (6) the ability to meet and maintain listing standards following the consummation of the transactions; (7) the risk that the transactions disrupt current plans and operations; (8) costs related to the transactions; (9) changes in applicable laws or regulations; (10) the possibility that the Company may be adversely affected by other economic, business and/or competitive factors; (11) changes or events that impact the cryptocurrency industry, including potential regulation, that are out of our control; (12) the risk that our business will not grow in line with our expectations or continue on its current trajectory; (13) the possibility that our addressable market is smaller than we have anticipated and/or that we may not gain share of it; (14) those other risks contained in the Annual Information Form for the year ended December 31, 2020 available on the Company's profile at www.sedar.com and (15) other risks and uncertainties contained in the registration statement or otherwise indicated from time to time in filings we make with the SEC. Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. We are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements.